Exhibit 10.1

EXCLUSIVE Software LICENSE AND Distribution Agreement*

This Exclusive Software License and Distribution Agreement (the “Agreement”) is by and among Cranes Software International Ltd., a company organized under the laws of India (“Cranes” which expression shall include its successors and permitted assigns wherever the context or meaning shall so require or permit), with a principal office located at # 82 Presidency Building 3 & 4th Floor St. Mark's Road Bengaluru 560001, Systat Software, Inc., a Delaware corporation (“Systat” which expression shall include its successors and permitted assigns wherever the context or meaning shall so require or permit, with a principal office at 2107 North First Street, Suite 360, San Jose, CA 95131 USA (Systat, Cranes and each of their direct and indirect subsidiaries shall hereinafter be collectively referred to as the “Systat Parties”), and Inpixon, a Nevada corporation, with a principal office at 2479 East Bayshore Road, Suite 195, Palo Alto, CA 94303 (“Inpixon” which expression shall include its successors and assigns wherever the context or meaning shall so require or permit) with an effective date as of June 1, 2020 (the “Effective Date”). Inpixon and the Systat Parties may be individually referred to as a “Party” and collectively as, the “Parties”).

RECITALS

WHEREAS, the Systat Parties own the Software, Software Source and Systat Intellectual Property;

WHEREAS, Systat has certain absolute ownership, exclusive development, marketing and distribution license , along with intellectual property rights associated with the Products (the “Rights”), including rights to sub-license the Rights associated with the Products as set forth in this Agreement.

WHEREAS, Inpixon wishes to procure from Systat Parties and Systat Parties wish to grant to Inpixon: (a) an exclusive license to use, modify, develop, market and distribute the Software, Software Source, User Documentation and related Systat Intellectual Property; (b) an exclusive sub-license to use, modify, develop, market and distribute Software, Software Source, User Documentation and related Intellectual Property licensed to Systat by Cranes;

WHEREAS, Inpixon also desires to obtain, and the Systat Parties wish to grant to Inpixon an option and right of first refusal to purchase the Assets;

WHEREAS, the Parties are willing to enter into this Agreement under the terms and conditions set forth below.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the Parties hereto agree to the following terms and conditions.

ARTICLE 1

DEFINITIONS

1.1.	“Add-in-Module” means a separate product that Inpixon (or any direct or indirect subsidiaries, affiliates or related parties) may develop and license that does not contain any of the Software Source but that is linked with the Software Source through I/O Technology developed by Inpixon, or a third party working for or on behalf of Inpixon.

1.2.	“Assets” means the Software, Software Source, User Documentation, Systat Intellectual Property, Customer Information and Equipment.

1.3.	“Closing Date” shall be on or about June 19, 2020, or such other date as the Parties may agree to.

* Schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K and will be provided on a supplemental basis to the Securities and Exchange Commission upon request.

1.4.	“Customer Maintenance” means the service of providing licensees and end users of the Products with technical support and Updates.

1.5.	“Error” means any failure of or problem, non-conformity, defect, malfunction, error or “bug” that causes a Product to fail to provide the performance, features and functionality described in the User Documentation.

1.6.	“Equipment” means the computer hardware and other equipment listed on Schedule 1.6 hereto.

1.7.	“Governmental Authority” means: (a) any court, tribunal, judicial body or arbitral body or arbitrator; (b) any domestic or foreign government or supranational body or authority whether multinational, national, federal, provincial, territorial, state, municipal or local and any governmental agency, governmental authority, governmental bureau, governmental department, governmental tribunal or governmental commission of any kind whatsoever; (c) any subdivision or authority of any of the foregoing; (d) any quasi-governmental or private body or public body exercising any regulatory, administrative, expropriation or taxing authority under or for the account of the foregoing; (e) any stock or securities exchange; and (f) any public utility authority.

1.8.	“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) issued patents and patent applications (whether provisional or nonprovisional), including divisionals, continuations, continuations-in-part, substitutions, reissues, reexaminations, extensions or restorations of any of the foregoing, and other Governmental Authority-issued indicia of invention ownership (including certificates of invention, petty patents and patent utility models); (b) trademarks, service marks, brands, certification marks, logos, trade dress, trade names, and other similar indicia of source or origin, together with the goodwill connected with the use thereof, and all registrations, applications for registration, and renewals of, and common law rights in, any of the foregoing (“Trademarks”); (c) copyrights and works of authorship, whether or not copyrightable, and all registrations, applications for registration, and renewals of any of the foregoing; (d) internet domain names all associated web addresses, URLs (“Domain Names”), and related websites and web pages, and all content, software, and data thereon or relating thereto (“Websites”); (e) mask works, and all registrations, applications for registration, and renewals thereof; (f) trade secrets, know-how, inventions (whether or not patentable), discoveries, improvements, technology, business and technical information, databases, data compilations and collections, tools, methods, processes, protocols, algorithms, analysis methods, scripts, test documentation, including but not limited to, test cases, test plans, test scripts and/or harnesses, routines used to process data, techniques and other confidential and proprietary information and all rights therein; (g) computer programs, operating systems, applications, firmware and other code, including all Source Code, Object Code, executable code, application programming interfaces, data files, protocols, specifications, test suites, user interfaces, programmer notes, admin rights, software support agreements, packaging, content, graphics, artwork, audiovisual works, images, photographs, literary works, performances, music, sounds, content, user interfaces, “look and feel,” and other documentation thereof; (h) rights of publicity; (i) all rights to sue and recover for any past, present, or future infringement, misappropriation, or other violation of any of the foregoing, and (j) other intellectual property rights arising under the laws of any jurisdiction throughout the world or pursuant to any international convention.

1.9.	“Inpixon Customer” means a customer that is not a customer of the Systat Parties as of the Effective Date that purchases or licenses the Products from Inpixon or an Inpixon Subdistributor following the Effective Date.

1.10.	“Inpixon Subdistributor” means a subdistributor that is not a subdistributor of the Systat Parties as of the Effective Date that Inpixon engages to resell, distribute or otherwise sell the Products following the Effective Date.

1.11.	“Material Adverse Effect” means, in respect of the Systat Parties, any event, matter, circumstance, occurrence, fact, condition or change that is, or could reasonably be expected to become, individually or in the aggregate, materially adverse to: (a) the licenses and other rights granted pursuant to this Agreement, or the business of the Systat Parties, results of operations, capital, condition (financial or otherwise) or assets of the Systat Parties, as applicable; or (b) the ability of the Systat Parties, to consummate the transactions contemplated hereby.

1.12.	“Object Code” means the machine readable version of applicable software generated by a Source Code language processor such as an assembler or compiler.

1.13.	“Open Source Software” means any software that meets one or more of the following criteria: (a) has been distributed, contributed or otherwise transferred into the public domain, either voluntarily, involuntarily, by the operation of law or otherwise, (b) is subject to, distributed, transmitted, licensed or otherwise made available under any so-called “public license,” “open source license,” “free license,” “industry standard license,” intellectual property pool license” or similar license, the intention of which is to permit the public use, modification, distribution, incorporation and/or exploitation of the software without conveying an exclusive or proprietary interest in such licensed Software (although certain other conditions may be imposed by such license), or (c) subject to, distributed, transmitted, licensed or otherwise made available under any version of any of the following licenses: GNU General Public License, GNU Library or “Lesser” Public License, BSD license, MIT license, Mozilla Public License, IBM Public License, Apache Software License, Sun Industry Standards Source License, Intel Open Source License, Apple Public Source License, or any substantially similar license, or any license that has been approved by the Open Source Initiative.

1.14.	“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a Governmental Authority.

1.15.	“Products” means the Software.

1.16.	“Software” means individually and collectively, the current, as of the Closing Date, Object Code version of each of the software products owned by the Systat Parties as set forth on Schedule 1.16.

1.17.	“Software Source” means the Source Code for the Software, including (a) the current, as of the Closing Date, present and pending releases of the Software, and (b) Source Code for all versions of the Software that have been provided to any Systat Customers or Systat Subdistributors at any time prior to the Closing Date where such Software is provided pursuant to a Systat Customer Contract or Systat Distribution Agreement, as applicable, or other Software maintenance contract with the applicable Systat Customer or Systat Subdistributor, in each case that is effective as of the Closing Date, including any partially completed releases and works in progress, and any supporting documentation and related technical information; and including any other operating system for the Software developed by or on behalf of the Systat Parties over the last three years.

1.18.	“Source Code” means the human readable source code of the software to which it relates, in the programming language in which the software was written, together with all related flow charts, code and technical documentation, including a description of the procedure for generating Object Code, all of a level sufficient to enable a programmer reasonably fluent in such programming language to understand, build, operate, support, maintain and develop modifications, upgrades, updates, adaptations, enhancements, new versions and other derivative works and improvements of, and to develop computer programs compatible with, the applicable software.

1.19.	“Starcom” means Starcom Information Technology Limited, a company organized under the laws of India and a Systat Subdistributor.

1.20.	“Starcom Customer” means a customer that is party to a Starcom Customer Contract, or that licenses or purchases the Products from a Starcom Subdistributor.

1.21.	“Starcom Customer Contracts” means customer contracts in effect on the Effective Date, to which Starcom and a Starcom Customer are a party, covering the licensing and use of the Products.

1.22.	“Starcom Distribution Agreement(s)” means all reseller, development and distribution contracts in effect as of the Effective Date, to which each of Starcom and a Starcom Subdistributor are a party, covering the resale, distribution and sale of the Products.

1.23.	“Starcom Subdistributor” means a reseller or subdistributor that is party to a Starcom Distribution Agreement.

1.24.	“Systat Customer” means a Starcom Customer or any other customer that is party to a Systat Customer Contract or a Starcom Customer Contract that is assigned to, and assumed by, Inpixon in accordance with the terms set forth herein, or that licenses or purchases the Products from a Systat Subdistributor.

1.25.	“Systat Customer Contracts” means customer contracts in effect on the Effective Date, to which any of the Systat Parties and a Systat Customer or Starcom and a Systat Customer are a party, covering the licensing and use of the Products.

1.26.	“Systat Disclosure Schedules” means the schedules attached to this Agreement delivered by the Systat Parties prior to the execution and delivery of this Agreement.

1.27.	“Systat Distribution Agreement(s)” means all Starcom Distribution Agreement(s) and any other reseller, development and distribution contracts in effect on the Effective Date, to which each of a Systat Party and a Systat Subdistributor or Starcom are a party, covering the resale, distribution and sale of the Products.

1.28.	“Systat Intellectual Property” means the Intellectual Property used or held for use by the Systat Parties in connection with the Assets as of the Closing Date, including, without limitation, the Software, the Systat Proprietary Technology, the Systat Trademarks, the Systat Websites and all other Intellectual Property set forth on Schedule 1.28 hereto.

1.29.	“Systat Customer Service Numbers” means the phone numbers set forth on Schedule 1.29.
1.30.	“Systat Proprietary Technology” means all proprietary data formulae, including proprietary software algorithms for all of the statistical analysis methods embodied in the Products and algorithmic processes and proprietary data flow diagrams for all of the statistical analysis methods embodied in the Products.

1.31.	“Systat SigmaPlot Agreements” means all agreements in effect as of the Effective Date pursuant to which Cranes has granted Systat with the right to license, distribute, develop, manufacture or exploit the Software set forth on Schedule 1.16 owned by Cranes (“SigmaPlot Software”), in anyway, including but not limited to the agreements set forth on Schedule 1.31.

1.32.	“Systat Subdistributor” means a reseller or subdistributor that is party to a Systat Distribution Agreement that is assigned to, and assumed by, Inpixon in accordance with the terms set forth herein.

1.33.	“Systat Trademarks” means the Trademarks set forth on Schedule 1.33 owned by the Systat Parties or which the Systat Parties have the right to sublicense for use by third parties in relation to the Products.

1.34.	“Systat Websites” means the Websites and Domain Names constituting Systat Intellectual Property and set forth on Schedule 1.34, including, for the avoidance of doubt, all content and data thereon or relating thereto and all Intellectual Property incorporated therein.

1.35.	“Tax” and “Taxes” shall mean all forms of taxation including withholding tax or cess, duties, GST, imposts, levies, fees, charges, social security contributions and rates imposed, levied, collected withheld or assessed as a tax (direct or indirect) under any tax legislation by any local, municipal, governmental, state, central or other body in India or any other state, county, local, municipal or foreign Governmental Authority or subdivision or agency thereof or elsewhere and any interest, additional taxation penalty, surcharge or fine in connection therewith.

1.36.	“Territory” means worldwide.

1.37.	“Third Party Technology” means all Intellectual Property, including, without limitation, software, content, tools, or other technology of any kind, provided by the Systat Parties as part of the Products and/or Assets, including any Intellectual Property embedded or incorporated in the Products and/or Assets, that is not solely owned by a Systat Party as set forth on Schedule 2.7 A and Schedule 2.7(B) hereto.

1.38.	“Transaction Documents” means this Agreement, the License Note Assignment, the Intercreditor Agreement, the Starcom Termination Agreement and any other Exhibits or Schedules hereto or thereto and any other documents or agreements executed in connection herewith or therewith (other than the Software License Form).

1.39.	“Updates” means all enhancements, upgrades, modifications, improvements, corrections, revisions, Error corrections, and/or new versions or releases of the Products and/or User Documentation.

1.40.	“User Documentation” means the current, as of the Closing Date, version of documents that describes the function and use of the Products and including documentation intended for distribution to licensees of the Products, including, all materials supplied by the Systat Parties to Inpixon, whether in printed or electronic form, via any media or mode of communication, that explain or facilitate the use of the Products, including, without limitation, users’ manuals, release notes, specifications, requirements, customer notices, operational manuals, instructions, training materials, flow charts, diagrams, systems manuals, programming manuals, modification manuals, Product development roadmaps and any derivative works created by the Systat Parties that include product images, including screenshots of the product, images or text from Systat Parties’ materials, as well as any notes, memoranda, or communication, created by Systat Parties or its subdistributors in any media that describe or summarize the Products.

1.41.	“I/O Technology” means software that links the Software Source and any Add-In-Module.

ARTICLE 2

LICENSE GRANT; SOFTWARE MODIFICATION RIGHTS; CUSTOMER AND DISTRIBUTION CONTRACTS

2.1.	Term of License Grant. The licenses granted pursuant to this Article 2 and the obligations of Inpixon arising in connection therewith shall be deemed effective as of the Effective Date and shall continue for a term of fifteen (15) years from the Closing Date, until terminated pursuant to the terms set forth in Article 5 (the “License Term”).

2.2.	License Grant. Subject to the provisions contained herein, Systat grants to Inpixon the exclusive, fully transferable, royalty-free license in the Territory for the License Term to:

(a) Market, promote, distribute, sell, import, export, and sublicense the Products and User Documentation, including any modified versions thereof, and identify itself as the licensor and provider of the Products and User Documentation. Inpixon shall distribute the Products pursuant to a sublicense agreement, either included with the Products or otherwise, that is substantially similar to the license the Systat Parties are using as of the Effective Date with respect to granting licenses to the Products to customers, in substantially the form included as Exhibit A hereto, including any mutually agreed upon modifications thereto (the “Software License Form”).

(b) Integrate, incorporate and otherwise bundle any or all of the Products with other Inpixon or third party products licensed, distributed or sold by Inpixon, and market and sublicense the Products and Systat Intellectual Property as integrated, incorporated, or bundled with such other Inpixon or third party products.

(c) Provide Customer Maintenance to Inpixon Customers, Inpixon Subdistributors, Systat Customers, and Systat Subdistributors.

(d) Provide Updates to the Products and User Documentation in connection with Customer Maintenance.

(e) Use the Products, Systat Intellectual Property and User Documentation for its own internal purposes including demonstration testing, promotion and evaluation.

(f) Duplicate copies of the Products and User Documentation for the uses set forth in this Agreement, provided that each such copy shall include an appropriate copyright notice. All such duplication shall be the responsibility of Inpixon.

(g) Sublicense the Products, Systat Intellectual Property and User Documentation, including the right to provide any associated Customer Maintenance, to third parties, including without limitation any of Inpixon’s direct or indirect subsidiaries, affiliates or related parties, and/or any resellers, distributors, industry solution providers, or product integrators, who may in turn further sublicense and/or use the Products or any copies of the Products, and provide Customer Maintenance in each case pursuant to agreements in such form as Inpixon shall determine to be appropriate in its sole and absolute discretion.

2.3.	Software Modifications.

(a) Systat hereby grants Inpixon an exclusive, fully transferable, royalty-free license in the Territory for the License Term, to use the Software Source in order to create derivative works and improvements and make modifications, enhancements, changes, or corrections to the Software, Systat Intellectual Property and Software Source (collectively, “Software Modifications”), in each case as determined necessary or appropriate by Inpixon in its sole discretion. The foregoing right and license shall include the right for any of Inpixon’s direct or indirect subsidiaries, affiliates or related parties to create Software Modifications, and for Inpixon to enter into agreements with third-party commercial software vendors or third-party software consultants Inpixon deems necessary for new product innovations. Inpixon shall have the right to use and exploit the Software Modifications as determined in Inpixon’s sole discretion, including in connection with the Products, or Inpixon or third party products licensed, distributed, or sold by Inpixon.

(b) Subject to the Systat Parties’ retained rights in the Software, Software Source and Systat Intellectual Property, as set forth in Section 2.16, Inpixon shall solely and exclusively own all right, title and interest in and to the Software Modifications and the Source Code associated with any Software Modifications. To the extent that, by operation of law, any rights in any applicable Software Modifications are deemed to vest in the Systat Parties, each of the Systat Parties hereby agrees to assign and hereby assigns to Inpixon all of its right, title and interest in and to each such Software Modification and all Intellectual Property embodied in each such Software Modification. To the extent that, by operation of law, the foregoing assignment and agreement to assign is not effective with respect to any rights of the Systat Parties, each of the Systat Parties hereby agrees to grant and hereby grants to Inpixon a royalty-free, fully paid-up, exclusive (even as to the Systat Parties), perpetual, irrevocable, worldwide right and license to exploit any and all of each applicable Systat Party’s rights in each such Software Modification, and each of the Systat Parties agrees not to assert against Inpixon or those taking under its authority any inalienable rights it has or may come to have in any such Software Modification. Upon the request of Inpixon, the Systat Parties shall promptly take such reasonable further actions, including execution and delivery of all appropriate instruments of conveyance, as may be necessary to assist Inpixon to prosecute, register, perfect, record or enforce its rights in any Software Modifications. In addition, Inpixon shall retain sole and exclusive ownership, and all right, title, and interest, both legal and equitable, in and to the Add-In-Module and I/O Technology.

(c) At its option and in its sole and absolute discretion, any time during the License Term or upon termination of this Agreement in accordance with the provisions of Article 7, Inpixon may offer the Systat Parties a non-exclusive license to use, market, and distribute the Software (subject to Inpixon’s exclusive rights hereunder) with the Software Modifications owned by Inpixon upon such terms and conditions as the Parties may agree.

2.4.	Acceptance Testing. On or promptly following the Effective Date, the Systat Parties shall deliver to Inpixon, in the form and format as shall be agreed to by the Parties, copies of the Products and all related Software Source and User Documentation. The Systat Parties acknowledge that the Products and Software Source will be subject to acceptance testing by Inpixon in accordance with the procedures set forth in this Section 2.4. Following delivery of the Products, and all related Software Source and User Documentation, Inpixon shall have a period of up to ten (10) business days to review the Products and Software Source to ensure they conform to the User Documentation. If the Products and/or Software Source fails to conform to the User Documentation in any material respect, as determined by Inpixon in its reasonable discretion, Inpixon will furnish the Systat Parties with a reasonably detailed report that identifies the specific defects in the Products and/or Software Source (a “Defect Report”), and, if applicable, the modifications to the Products and/or Software Source that need to be made in order for the Products and/or Software Source to conform to the User Documentation. Upon receipt of a Defect Report, the Systat Parties shall have ten (10) business days to modify the Products and/or Software Source in accordance with the Defect Report and re-submit the Products and/or Software Source to Inpixon for review in accordance with the terms of this Section 2.4. The foregoing procedure will repeat until Inpixon finally accepts or finally rejects the Products and/or Software Source. If the Systat Parties are unable to remedy the relevant defect(s) after three attempts, Inpixon may, upon written notice to the Systat Parties, immediately terminate this Agreement in its entirety, in which event Systat Parties shall refund to Inpixon all consideration, if any, paid to the Systat Parties by Inpixon prior to the date of termination and all rights with regard to the Products that may have been granted or transferred pursuant to this Agreement shall automatically revert to the respective Systat Parties, which shall be Inpixon’s sole remedy and Systat Parties’ sole liability in any such case.

2.5.	Inpixon Obligations. In connection with the rights granted by Systat to Inpixon pursuant to Section 2.2, above, throughout the License Term, Inpixon shall:

(a) be responsible for marketing and licensing the Products and User Documentation;

(b) be responsible for duplicating and manufacturing the Products and User Documentation and for all costs associated with such responsibilities. Inpixon shall also be responsible for shipping the Products to Inpixon’s customers and for all costs associated with such responsibilities;

(c) have the right to determine the packaging and the pricing of the Products; and

(d) provide direct technical support and Customer Maintenance to all Inpixon Customers, Inpixon Subdistributors, Systat Customers, and Systat Subdistributors. All Customer Maintenance with respect to those Systat Customer Contracts assumed by Inpixon in accordance with Section 2.12 of this Agreement shall be provided by Inpixon; provided, that, if Inpixon is unable to provide such Customer Maintenance due to restrictions or requirements of applicable laws and regulations in the Territory, or for other reasons as determined by Inpixon in its sole discretion, Systat shall continue to provide such Customer Maintenance for the remaining term of the applicable Systat Customer Contract, and in such event, notwithstanding the exclusive nature of the licenses granted hereunder, Systat shall have the right to use the Products, User Documentation, Software Source and Systat Intellectual Property solely for purposes of providing such Customer Maintenance as required pursuant to the applicable Systat Customer Contract. The Systat Parties shall be required to provide such Customer Maintenance unless the Systat Parties are unable to provide such Customer Maintenance solely due to restrictions or requirement of applicable laws or regulations in the Territory, or because the technology personnel required to perform such Customer Maintenance are no longer employed or engaged by the Systat Parties. If neither Inpixon nor the Systat Parties are able to provide Customer Maintenance in connection with an applicable Systat Customer Contract, the Systat Parties shall be responsible for refunding to the applicable Systat Customer all amounts paid by the applicable Systat Customer with respect to Customer Maintenance, or such other amounts as may be required to compensate the Systat Customer in accordance with the applicable Systat Customer Contract.

2.6.	Trademark License. Systat hereby grants to Inpixon an exclusive, non-transferable, sublicenseable, royalty free, license in the Territory for the License Term, to use and sublicense the Systat Trademarks for all purposes related to Inpixon’s exercise of its rights and performance of its obligations pursuant to this Agreement, including to market, advertise and distribute the Products and any Software Modifications relating thereto. If Inpixon applies the Systat Trademarks to the Products, User Documentation or other materials which were not created entirely by any of the Systat Parties, such Software User Documentation or other materials shall conform to reasonable quality standards, if any, that are provided to Inpixon by the Systat Parties during the License Term. Such quality standards shall be no more stringent than the quality standards applicable to Systat’s use of the Systat Trademarks in connection with the Products in the Territory prior to the Effective Date. If Inpixon’s use of the Systat Trademarks does not meet such quality standards, Systat may require that Inpixon remove the Systat Trademarks from the applicable Products, User Documentation or other materials, provided, that the foregoing shall not be deemed to limit Inpixon’s rights set forth in Sections 2.2 and 2.3, and Inpixon shall have the right to use Inpixon’s own Trademarks in connection with the applicable Products and User Documentation. All goodwill associated with Inpixon’s use of the Systat Trademarks shall inure to the benefit of Systat. Notwithstanding the foregoing, Inpixon shall not be obligated to use the Systat Trademarks in connection with the Products, User Documentation and/or Software Modifications, and Inpixon shall have the right to use its own branding in connection therewith in its sole discretion.

2.7.	Third Party Technology. The rights set forth in Section 2.3 above do not apply to the Third Party Technology. Schedule 2.7(A) sets forth a complete and accurate list of all applicable Third Party Technology which the Systat Parties shall have responsibility for licensing and maintaining throughout the Term (the “Systat Third Party Technology”), and the Systat Parties represent, warrant that they have, and covenant that they will maintain throughout the License Term, all necessary rights and licenses in and to the Systat Third Party Technology as necessary to grant Inpixon the rights and licenses granted pursuant to this Section 2.7 without restriction; provided, that, following the Closing Date, all costs and expenses relating to maintaining all applicable rights in the Systat Third Party Technology, to the extent set forth on Schedule 2.7(A), shall be the sole and exclusive responsibility and obligation of Inpixon. With respect to the Systat Third Party Technology, Systat hereby grants to Inpixon a non-exclusive, royalty-free, fully paid-up, transferable license in the Territory to market, use, sublicense, sell, demonstrate, evaluate and duplicate the Object Code version of such Systat Third Party Technology as an integral part of, or otherwise as necessary for Inpixon to exercise the rights granted to it hereunder with respect to, the Products during the License Term. Systat shall remain the contracting party with the owners or providers of the existing Systat Third Party Technology specified in Schedule 2.7(A); provided that Inpixon shall be responsible for paying any royalties, fees, or other compensation due to the third-party owners or providers of the Systat Third Party Technology after the Closing Date to the extent set forth on Schedule 2.7(A). If requested by Inpixon, Systat shall use all commercially reasonable efforts to assist Inpixon in renegotiating new licensing terms with the owners or providers of the Systat Third Party Technology. Schedule 2.7(B) sets forth a complete and accurate list of all applicable Third Party Technology which Inpixon shall have responsibility for licensing and maintaining throughout the Term (the “Inpixon Third Party Technology”), and all costs and expenses relating to maintaining all applicable rights in the Inpixon Third Party Technology shall be the sole and exclusive responsibility and obligation of Inpixon; provided, that the Systat Parties shall continue to license and maintain the Inpixon Third Party Technology until such time that Inpixon notifies the Systat Parties that the Systat Parties may discontinue such licensing and maintenance of the Inpixon Third Party Technology. The Systat Parties shall provide such support and assistance as may be requested by Inpixon to facilitate the transition of the licensing and maintenance of the Inpixon Third Party Technology to Inpixon. Nothing in this paragraph shall preclude Inpixon from adding additional third party Intellectual Property to the Software so long as Inpixon contracts and pays for such third party Intellectual Property.

2.8.	Management and Control of Systat Websites and Systat Customer Service Numbers.

a.	Promptly following the Closing Date, Systat Parties shall transfer control and management of the Systat Websites to Inpixon, and, throughout the License Term, Inpixon or its authorized representatives shall solely control and manage the Systat Websites, including hosting the Systat Websites and taking responsibility for all back end and front end administrative control and management of the Systat Websites, at Inpixon’s own expense; provided, that Systat Parties shall continue to host, or cause to be hosted, the Systat Websites until such time that the Systat Parties have transferred full control of the Systat Websites to Inpixon in accordance with this Section 2.8, and Systat shall provide such other support to Inpixon with respect to the Systat Websites as may be requested by Inpixon throughout the License Term. Promptly following the Effective Date, the Systat Parties shall add, or cause to be added, Inpixon, or its designated representatives, as the sole administrator(s) of each Domain Name associated with the Systat Websites as of the Closing Date. Systat acknowledges and agrees that as of the Closing Date and through the License Term, Inpixon shall be responsible for maintaining the registration of the applicable Domain Names in full force and effect with the current registrar of the applicable Domain Names, at Inpixon’s own expense.

b.	In addition to the Systat Websites, promptly following the Closing Date, Systat shall transfer control and management of the Systat Customer Service Numbers to Inpixon and, throughout the License Term, Inpixon or its authorized representatives shall solely maintain and operate the Systat Customer Service Numbers at Inpixon’s own expense; provided that Systat shall provide such support to Inpixon with respect to the Systat Customer Service Numbers as may be requested by Inpixon throughout the License Term.

c.	Following the Effective Date, Systat shall reasonably cooperate with Inpixon in technical and other preparations as necessary for the commencement of transferring control and management of the Systat Websites and Systat Customer Service Numbers to Inpixon, and, shall take such actions and furnish and execute such additional documents and information as Inpixon may require to effectuate and establish Inpixon’s control and management of the Systat Websites and Systat Customer Service Numbers no later than the Closing Date. In connection with the transfer and transition of the Systat Websites and Systat Customer Services Numbers to Inpixon, Systat shall ensure that access to the Systat Websites and Systat Customer Service Numbers shall be uninterrupted, and Systat shall take such measures as necessary to ensure that such transfer and transition does not negatively impact any services provided to Systat Customers and Systat Subdistributors. Following the Closing Date, Systat shall not take any action with respect to the Systat Websites or Systat Customer Service Numbers, except as permitted hereunder or otherwise pursuant to the written request of, or authorization from, Inpixon.

2.9.	Use of Equipment. On or prior to the Closing Date, and for a period of six (6) months thereafter or such later term as the Parties may agree, the Systat Parties shall provide the Equipment to Inpixon at no additional charge to Inpixon, and Inpixon shall be entitled to use the Equipment as it determines necessary to exercise the rights granted to it hereunder. Inpixon shall at all times when the Equipment is in its custody, be responsible for the safe custody thereof and shall also be responsible for keeping and maintaining all such Equipment in a good condition, subject to ordinary wear and tear. Except as otherwise agreed to by the Parties in writing, all Equipment shall remain the property of the Systat Parties or its applicable third party providers.

2.10.	Exclusivity Obligations; No Use by Systat Parties. Each of the Systat Parties acknowledges, agrees and covenants that the licenses granted pursuant to Sections 2.2 and 2.3 are exclusive even as to the Systat Parties, and during the License Term, except as permitted in Section 2.5(d) herein, none of the Systat Parties, including any direct or indirect subsidiaries, affiliates or related parties, will, directly or indirectly, on its own behalf or with respect to any third party, use, modify, enhance, distribute, market, sell, license, assign, transfer, commercialize or exploit in any manner the Products, Systat Intellectual Property or Software Source in the Territory. A violation of the restrictions set forth in this Section 2.10 shall constitute a material breach of this Agreement by the Systat Parties.

2.11.	Customer Revenue. The Systat Parties agree that Inpixon is entitled to, and the Systat Parties will deliver to Inpixon within ten days following the Systat Parties’ receipt of, any Customer Maintenance revenue, new license fees, or license renewal fees, received by any of the Systat Parties that are paid after the Effective Date in connection with the Systat Customer Contracts and/or Systat Distribution Agreements assigned to and assumed by Inpixon pursuant to this Agreement (collectively, “Inpixon Revenue”). Inpixon Revenue shall include, without limitation, any revenue or license fees in respect of any customer purchase order or statement of work received by any of the Systat Parties following the Effective Date under the Systat Customer Contracts and/or Systat Distribution Agreements assigned to and assumed by Inpixon pursuant to this Agreement, but shall exclude revenue received or license fees with respect to any customer purchase order or statement of work received by any of the Systat Parties prior to the Effective Date. On or prior to the Closing Date, the Systat Parties will deliver a list that identifies the customer, purchase order or statement of work date, and amount payable in connection with any purchase orders or statement of works received by the Systat Parties following the Effective Date which shall set forth the amount of Inpixon Revenue since the Effective Date. If Inpixon becomes aware of any Inpixon Revenue received by Systat and not delivered by Systat to Inpixon as required hereby, then in addition to being entitled to the fees described below in this Section 2.11, Inpixon may also, in its discretion, exercise the Offset Right and apply the Offset Procedure (each as defined in Section 7.2) hereof as to the amount of any such Inpixon Revenue not delivered by Systat as required herein. Within ten (10) business days of a request from Inpixon, Systat shall furnish to Inpixon all bank and accounting statements as may be reasonably requested by Inpixon to evidence and verify Inpixon Revenue received by Systat and payable to Inpixon pursuant to this Section 2.11. In addition, upon ten (10) business days’ notice to Systat, Inpixon shall have the right to audit Systat’s books and records to verify the Inpixon Revenue and confirm Systat’s compliance with this Section 2.11. Such audits shall occur during regular business hours at the sole cost of Inpixon and shall be conducted in a manner designed to limit disruption and avoid undue disruption to Systat’s business. Systat shall render reasonable cooperation to Inpixon as requested by Inpixon. In the event an audit reveals that Systat failed to pay any Inpixon Revenue payable to Inpixon hereunder, Systat shall immediately pay such Inpixon Revenue to Inpixon, and if such underpayment was greater than five percent (5%) of the Inpixon Revenue owed to Inpixon as of the date of the audit, Systat shall reimburse Inpixon for its costs of conducting the audit.

2.12.	Customer Contracts. Inpixon shall have the right, but not the obligation, to assume all of the Systat Parties’ rights, interests, and obligations under the Systat Customer Contracts (the “Customer Contract Assumption Right”). If Inpixon does not exercise the Customer Contract Assumption Right, the applicable Systat Customer Contracts shall be terminated by the Systat Parties immediately, or as soon as contractually permitted, which termination shall be effective as of the Closing Date, and the Systat Parties shall take such actions and furnish and execute such additional documents and information as Inpixon may require to effectuate the termination of all such Systat Customer Contracts. Notwithstanding Inpixon’s exercise of the Customer Contract Assumption Right, Inpixon shall not assume and shall not be responsible to pay, perform or discharge any debts, liabilities or obligations of any kind, including refunds, that arose in connection with each applicable Systat Customer Contract prior to the Closing Date or arise following the Closing Date with respect to actions or matters that occurred prior to the Closing Date and the Systat Parties shall be responsible for all such obligations. Except as otherwise limited or prohibited by the terms of an applicable Systat Customer Contract or applicable law, with respect to each Systat Customer Contract that Inpixon elects to assume pursuant to the Customer Contract Assumption Right, each such Systat Customer Contract shall be deemed to be assigned to Inpixon by Systat, and assumed by Inpixon, and Systat hereby assigns each such Systat Customer Contract and all of its rights and obligations thereunder, and Inpixon hereby assumes each such Systat Customer Contract and all of Systat’s rights and obligations thereunder, as of the Closing Date, without any further action required on the part of Systat or Inpixon.

2.13.	Reseller, Development and Distribution Agreements. Inpixon shall have the right, but not the obligation, to assume all of the Systat Parties’ rights, interests, and obligations under the Systat Distribution Agreements (the “Distribution Contract Assumption Right”). If Inpixon does not exercise the Distribution Contract Assumption Right, all applicable Systat Distribution Agreements for the Products, Software Source, User Documentation and Systat Intellectual Property then in effect shall be terminated by the Systat Parties immediately, or as soon as contractually permitted, which termination shall be effective as of the Closing Date, and the Systat Parties shall take such actions and furnish and execute such additional documents and information as Inpixon may require to effectuate the termination of all such Systat Distribution Agreements. Notwithstanding Inpixon’s exercise of the Distribution Contract Assumption Right, Inpixon shall not assume and shall not be responsible to pay, perform or discharge any debts, liabilities or obligations of any kind that arose in connection with each applicable Systat Distribution Agreement prior to the Closing Date or arise following the Closing Date with respect to actions or matters that occurred prior to the Closing Date and the Systat Parties shall be responsible for all such obligations. Except as otherwise limited or prohibited by the terms of an applicable Systat Distribution Agreement or applicable law, with respect to each Systat Distribution Agreement that Inpixon elects to assume pursuant to the Distribution Contract Assumption Right, each such Systat Distribution Agreement shall be deemed to be assigned to Inpixon by Systat, and assumed by Inpixon, and Systat hereby assigns each such Systat Distribution Agreement and all of its rights and obligations thereunder, and Inpixon hereby assumes each such Systat Distribution Agreement and all of Systat’s rights and obligations thereunder, as of the Closing Date, without any further action required on the part of Systat or Inpixon. Notwithstanding the foregoing, the Systat SigmaPlot Agreements shall continue to remain in full force and effect at all times during the License Term, subject however to the condition that such provision(s) are not in variance with the provisions of this Agreement; and in case, if there exist any such conflicting provision(s), such provision(s) shall be deemed to have been amended and modified, so as to align to them with the understanding provided under this Agreement without any requirement of executing any amendment agreement to the Systat SigmaPlot Agreements.

2.14.	Delayed Assignment and Assumption of Agreements. If and to the extent that the valid and complete transfer or assignment to, or assumption by, Inpixon of any the of Systat Customer Contracts or Systat Distributor Agreements requires any notifications, approvals or other acts or documentation that have not been obtained or completed by the Closing Date then, unless the Parties mutually agree otherwise, the transfer or assignment to Inpixon of the applicable Systat Customer Contracts and/or Systat Distributor Agreements, as the case may be, shall be automatically deemed deferred and any such purported transfer, assignment or assumption shall be null and void until such time as all applicable notifications, approvals or other acts or documentation have been obtained or completed; provided, however, that Inpixon shall be entitled to a delayed assignment fee equal to 5% of the value of the anticipated revenue to be derived from the applicable Systat Customer Contract or Systat Distributor Agreement per each month for which such assignment is not effective due to the failure to obtain any required notification, approval or other acts or documentation, to the extent that the same is attributable to any of the Systat Parties and not due to Inpixon. If any transfer or assignment of any Systat Customer Contracts and/or Systat Distributor Agreements intended to be transferred, assigned or assumed hereunder, as the case may be, is not consummated on or prior to the Closing Date then, insofar as reasonably possible and subject to applicable law, the Systat Parties shall be responsible for performing all applicable obligations under the applicable Systat Customer Contracts and/or Systat Distributor Agreements on behalf of, and for the benefit of, Inpixon. The Systat Parties shall perform all such obligations in the ordinary course of business in accordance with past practice, and shall take such other actions as may be reasonably requested by Inpixon, in order to place Inpixon in a substantially similar position as if such Systat Customer Contracts and/or Systat Distributor Agreements had been transferred, assigned or assumed as of the Closing Date.

2.15.	Maintenance and Enforcement of Systat Intellectual Property. The Systat Parties, at their sole cost and expense, shall file, prosecute, and maintain all IP Registrations at all times throughout the License Term and shall provide to Inpixon on a quarterly basis, or otherwise upon Inpixon’s request, all documentation and updates, if any, regarding the status of the IP Registrations, and any action taken by the Systat Parties’ in connection therewith, during the immediately prior quarter. However, in the event that the Systat Parties elect not to, or fail to, file, prosecute or maintain any of the IP Registrations, Inpixon may elect to continue prosecution or maintenance of the applicable IP Registration, at the Systat Parties’ sole cost and expense, and any amounts expended by Inpixon in connection therewith shall be reimbursed to Inpixon by the Systat Parties. The Systat Parties shall provide such assistance to Inpixon as may be requested by Inpixon in order for Inpixon to take responsibility for prosecuting and maintaining the applicable IP Registrations. However, in the event the Systat Parties are unable or unwilling to provide such assistance, each of the Systat Parties hereby irrevocably designates and appoints Inpixon and its duly authorized officers and agents as such Systat Party’s agent and attorney-in-fact, to act for and on such Systat Party’s behalf solely to execute and file any such application or other document and do all other lawfully permitted acts to further the prosecution and maintenance of the IP Registrations with the same legal force and effect as if the applicable Systat Party had executed them. The Systat Parties agree that this power of attorney is coupled with an interest. The Parties further agree that such Power of Attorney shall automatically terminate upon the expiry or termination of this Agreement. In the event of infringement of any rights in the Systat Intellectual Property, the Parties shall confer to determine the best way to abate the infringement; provided, that if requested by Inpixon, the Systat Parties shall undertake enforcement of the Systat Intellectual Property, at the Systat Parties’ sole cost and expense. If requested by the Systat Parties, Inpixon agrees to join any litigation initiated by the Systat Parties relating to infringement of the Systat Intellectual Property, at the Systat Parties’ sole cost and expense, and agrees to submit to the personal jurisdiction of the relevant courts.

2.16.	Retention of Rights. Except for the rights and licenses granted to Inpixon under this Section 2, and subject to Article 4, the Systat Parties retain all right, title, and interest in and to the Products, Software Source, and User Documentation, and Inpixon will have no other right, title or interest therein, whether express or implied.

ARTICLE 3

CONSIDERATION

3.1.	Consideration and Assignment. In consideration of the rights granted by Systat to Inpixon pursuant to this Agreement, Inpixon shall deliver the following consideration to Systat (the “Total Consideration”):

(a) Two Million Two Hundred Thousand Dollars (USD $2,200,000 Million) in cash (the “Cash Consideration”) payable by wire transfer of immediately available funds to an account to be designated by Systat on or before the Closing Date.

(b) An assignment of a portion of that certain promissory note held by Inpixon and payable to Inpixon by Sysorex, Inc. (“Sysorex”), for up to an aggregate principal amount of Six Million Three Hundred Thousand Dollars (USD $6,300,000) (the “Note”), including the underlying rights and obligations of Inpixon under the Note, in accordance with the terms and conditions of the assignment agreement in substantially the form attached hereto as Exhibit B (“License Note Assignment”) and the intercreditor agreement in substantially the form attached hereto as Exhibit C (the “Intercreditor Agreement”) as follows:

(i)	$3.0 million on the Closing Date;

(ii)	$1.3 million on the three month anniversary of the Closing Date;

(iii)	$1.0 million on the six month anniversary of the Closing Date; and

(iv)	$1.0 million on the nine month anniversary of the Closing Date.

3.2	Adequacy of Consideration. The Parties hereby agree that the Total Consideration represents adequate consideration and that no additional consideration shall be paid by Inpixon to Systat or any of the Systat Parties for the licenses and rights granted to Inpixon pursuant to this Agreement.

ARTICLE 4

PURCHASE OPTION

4.1	Purchase Option. The Systat Parties hereby grant to Inpixon an option to purchase all of the Systat Parties’ right, title and interest in and to the Assets (the “Purchase Option”) for consideration consisting of an assignment of an additional portion of the Note in an aggregate principal amount of One Million Dollars (USD $1,000,000) (the “Option Purchase Price”), including the underlying rights and obligations of Inpixon under the Note, subject to the provisions of Section 4.3(b) of this Agreement.

4.2	Option Term. Unless otherwise terminated pursuant to Section 5 hereof, Inpixon’s right to exercise the Purchase Option shall commence on the Closing Date and shall expire on the five 5 year anniversary of the Closing Date (the “Option Term”).

4.3	Exercise of Purchase Option. Inpixon shall exercise the Purchase Option on or prior to the end of the Option Term by tendering to the Systat Parties the following:

(a) a written notice of Inpixon’s election to exercise the Purchase Option:

(b) within thirty (30) days following the exercise of the Purchase Option, a duly executed Asset Purchase Agreement and Bill of Sale (the “Asset Purchase Agreement”) which shall provide for (i) the payment of the Option Purchase Price, by delivery of a duly executed assignment of the Note, on terms and conditions that are substantially similar to the terms and conditions of the License Note Assignment (the “Asset Note Assignment”), or in the event that the Systat Parties cannot accept the Asset Note Assignment as consideration for the purchase of the Assets due to legal or other regulatory restrictions, in cash by wire transfer of immediately available funds to such account(s) that may be designated by the Systat Parties, provided, however, that the Option Purchase Price shall only be satisfied in cash for such portion of the Assets that may not be accepted by the Asset Note Assignment due to legal or regulatory restrictions and (ii) such other customary terms and conditions as the Parties shall determine to be necessary or advisable for a transaction of this nature and agreed by the Parties.

(c) For the avoidance of doubt, the transfer of the Assets upon exercise of the Purchase Option will be governed by the Asset Purchase Agreement.

4.4	Purchase Option Termination. In accordance with Section 5.2 herein, upon termination of this Agreement, the Purchase Option shall lapse.

ARTICLE 5

Termination

5.1	This Agreement may be terminated as follows:

(a) by mutual written consent of Systat and Inpixon;

(b) by Systat, if Inpixon fails to deliver the Total Consideration in accordance with Section 3.1 of this Agreement, and such failure shall not have been cured within ninety (90) days after written notice thereof shall have been received by Inpixon;

(c) by Inpixon if Systat commits a breach of any provision of the Transaction Documents and such breach shall not have been cured within thirty (30) days after written notice thereof shall have been received by Systat and

(d) by Inpixon, any time prior to the Closing Date, if it is not satisfied, acting reasonably, with the results of the due diligence review and investigation of the Systat Parties, in its sole and absolute discretion.

5.2	Upon termination of this Agreement, this Agreement shall thereafter become void and there shall be no obligation on the part of Systat or Inpixon, except that each Party shall continue to be responsible for the obligations set forth in this Section 5.2, Section 5.3, Section 7 and Section 9 hereof.

5.3	In addition to the terms set forth in Section 5.2, above, and not by way of limitation, upon termination or expiration of this Agreement:

(a) Systat shall have the right, but not the obligation, to assume all customer, reseller and subdistributor contracts entered into or performed by Inpixon, with Inpixon Customers or Inpixon Subdistributors, and/or Systat Customers or Systat Subdistributors that are party to Systat Customer Contracts or Systat Subdistributor Agreements, as applicable, that were assigned to and assumed by Inpixon hereunder and that remain in effect as of the termination of this Agreement (collectively, the “Inpixon Contracts”), for the license, distribution and marketing of the Products during the License Term that are in effect as of the applicable termination or expiration date (the “Inpixon Contract Assumption Right”). Notwithstanding the foregoing, Inpixon Contracts shall not be deemed to include any customer, reseller and/or subdistributor contracts pursuant to which Inpixon licensed, sold, or granted rights with respect to any (i) Software Modifications, or (ii) any Inpixon or third party products that are integrated, incorporated or bundled with the Products (collectively “Excluded Inpixon Contracts”). If Systat does not exercise the Inpixon Contract Assumption Right, Inpixon shall retain the rights to license, use and distribute the Products, Software Source, Systat Intellectual Property and User Documentation granted pursuant to this Agreement on a non-exclusive basis, as necessary, to provide support to the applicable Inpixon Customers, Inpixon Subdistributors, Systat Customers and/or Systat Subdistributors (the “Inpixon Contract Support Right”). Inpixon shall retain the Inpixon Contract Support Right with respect to each applicable Inpixon Contract through the end of the applicable maintenance, warranty or other term set forth in such Inpixon Contract (the “Inpixon Contract Maintenance Term”). For purposes of this section, the Inpixon Contract Maintenance Term shall be extended to include the time during which any dispute exists between Inpixon and any Inpixon Customers, Inpixon Subdistributors, Systat Customers and/or Systat Subdistributors concerning the Products, or Inpixon’s obligations to provide support or warranty relief for the Products. The Parties shall work together within thirty (30) business days from the date of termination of this Agreement to develop a transition plan. As part of this transition plan, Systat shall notify Inpixon whether it wishes to assume Customer Maintenance and technical support. If Systat does not notify Inpixon that it will assume Customer Maintenance and technical support, Inpixon shall provide Customer Maintenance through the Inpixon Contract Maintenance Term and shall notify the parties to the applicable Inpixon Contracts of termination such Inpixon Contracts in accordance with their terms and continue to provide support to applicable Inpixon Customers, Inpixon Subdistributors, Systat Customers and/or Systat Subdistributors for a minimum of thirty (30) days from the date of Inpixon’s delivery of a notice of termination with respect to each applicable Inpixon Contract.

(b) Subject to Section 5.3(c), upon termination or expiration of the Inpixon Contract Maintenance Terms for all of the Inpixon Contracts, Inpixon shall return to Systat all copies of the Products, Software Source and User Documentation in the possession of Inpixon, but excluding any Software Source Modification developed and owned by Inpixon in accordance with the terms of this Agreement.

(c) Notwithstanding anything to the contrary in Section 5.3(a) and/or 5.3(b), the Systat Parties acknowledge and agree that following any expiration or termination of this Agreement, (i) the Systat Parties shall not have any rights with respect to the Excluded Inpixon Contracts, and Inpixon shall have the right to continue to exercise its rights and perform its obligations pursuant to the Excluded Inpixon Contracts, and (ii) Inpixon may require use of the Products, Software Source and User Documentation for purposes of using and exploiting the Software Modifications and any Inpixon products integrated, incorporated, and/or bundled with the Products and/or Software Source. Therefore, the Systat Parties will grant, and hereby grant to Inpixon, under all of the Systat Parties’ rights therein, a nonexclusive, royalty-free, fully paid-up, perpetual, irrevocable, worldwide license to: (1) reproduce, create derivative works of, distribute, publicly perform, publicly display, digitally transmit, and otherwise use the Products, Software Source and User Documentation; (2) use, make, have made, sell, offer to sell, import, and otherwise exploit any product or service based on, embodying, incorporating or derived from the Products, Software Source and User Documentation; (3) exercise any and all other present or future rights in the Products, Software Source and User Documentation, in each case solely as reasonably necessary or required for Inpixon to (A) exercise its rights and perform its obligations pursuant to the Excluded Inpixon Contracts, (B) use and exploit the Software Modifications, including, without limitation, further developing the Software Modifications or creating improvements to the Software Modifications, and (C) use and exploit any Inpixon products integrated, incorporated, and/or bundled with the Products and/or Software Source. In addition, Inpixon shall have a non-exclusive right and license to use the Systat Trademarks in connection with the rights granted pursuant to this Section 5.3(c), provided, that Inpixon shall not be obligated to use the Systat Trademarks and may use its own branding in connection with the Products, Software Modifications and User Documentation.

ARTICLE 6

Representations and Warranties

6.1	Representations and Warranties of the Systat Parties. Each of the Systat Parties, represent and warrant to Inpixon, on a joint and several basis with the understanding and intent that Inpixon will rely on such representations and warranties upon entering into the Transaction Documents and in concluding the transactions contemplated hereby and thereby, that:

(a) Organization and Qualification. Each of the Systat Parties is organized, validly existing and in good standing under the laws of each of the jurisdictions in which the Systat Parties are qualified to do business and has not been discontinued or dissolved under such laws. Except as set forth on Section 6.1(a) of the Systat Disclosure Schedules, no steps or proceedings have been taken to authorize or require such discontinuance or dissolution or the bankruptcy, insolvency, liquidation or winding up of the Systat Parties. Each of the Systat Parties has the corporate power and capacity to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted. Section 6.1(a) of the Systat Disclosure Schedules sets forth each jurisdiction in which the Systat Parties are licensed or registered to carry on business, and the Systat Parties are duly licensed or registered to carry on business and have submitted all notices or returns of corporate information and other filings required by law to be submitted by it to any governmental authority in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or registration necessary, other than where such failure would not have a Material Adverse Effect. All corporate actions taken by the Systat Parties in connection with this Agreement and the other Transaction Documents shall be duly authorized on or before the Closing Date. The Systat Parties have all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and to perform each of their respective obligations under the Transaction Documents. The Transaction Documents constitute valid and binding agreements of the Systat Parties enforceable against them in accordance with their terms.

(b) Systat Intellectual Property.

(i) As of the date of this Agreement and as of the Closing Date, all required filings and fees related to the Systat Intellectual Property have been and will be timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all required registrations applicable to the Systat Intellectual Property (“IP Registrations”) are valid, enforceable and in good standing. The Systat Parties have provided Inpixon with or made available to Inpixon true and complete copies of assignments, file histories, documents, certificates, examiner’s reports, office actions, correspondence and other materials related to the Systat Intellectual Property. The Systat Intellectual Property is used exclusively in the business of the Systat Parties which is legally and beneficially owned by Systat Parties. The Systat Intellectual Property is not held jointly with any other Person. The Systat Intellectual Property is valid, subsisting and enforceable and nothing has been done or omitted to be done by which it may cease to be valid and enforceable. The Systat Parties have not created any equity, lien or other adverse interest over any of the Systat Intellectual Property nor have agreed to grant an option right, license, sub-license, or other adverse right over any of it to any other Person and are not obliged to do the same. None of the Systat Intellectual Property being licensed in this Agreement is subject to any kind of restriction or right of termination.

(ii) Section 6.1(b)(ii) of the Systat Disclosure Schedules lists all licenses, sublicenses, consent to use agreements, settlements, coexistence agreements, covenants not to sue, permissions and other contracts (including any right to receive or obligation to pay royalties or any other consideration), whether written or oral, relating to the Products and Assets to which the Systat Parties are a party, beneficiary or otherwise bound (“IP Agreements”), but in all cases excluding (1) confidentiality and intellectual property assignment agreements with employees, and (2) non-disclosure agreements. The Systat Parties have provided Inpixon with or made available to Inpixon true and complete copies of all the IP Agreements required to be disclosed in Section 6.1(b)(ii) of the Systat Disclosure Schedules, including all modifications, amendments and supplements thereto and waivers thereunder. Each IP Agreement is valid and binding on the Systat Parties in accordance with its terms and is in full force and effect. Neither the Systat Parties nor, to the Systat Parties’ knowledge, is any other party thereto in material breach of or material default under (or is alleged to be in material breach of or material default under) or has provided or received any notice of material breach or material default of or any intention to terminate or modify any IP Agreement, except such terminations or modification as may be required in accordance with the terms of this Agreement, in each case as specifically set for on Section 6.1(b)(ii) of the Systat Disclosure Schedules.

(iii) The Systat Parties are the sole and exclusive legal and beneficial, and with respect to the IP Registrations, registered, owner of all right, title and interest in and to the Products and Assets, and have the valid right to use the Products and Assets in the conduct of their current operations.

(iv) The consummation of the transactions contemplated by the Transaction Documents shall not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other Person.

(v) The distribution, sale and use of the Products and Assets by the Systat Parties have not infringed, misappropriated, diluted or otherwise violated, and do not infringe, dilute, misappropriate or otherwise violate the Intellectual Property or other rights of any Person. The use and exploitation by Inpixon of the Products and Assets as permitted hereunder, will not infringe, dilute, misappropriate or otherwise violate the Intellectual Property or other rights of any Person. No Person has infringed, misappropriated, diluted or otherwise violated, or is currently infringing, misappropriating, diluting or otherwise violating, any Systat Intellectual Property.

(vi) There are no Actions (including any oppositions, expungement proceedings, interferences or re-examinations) settled, pending or threatened (including in the form of offers to obtain a license): (1) alleging any infringement, misappropriation, dilution or violation of the Intellectual Property of any Person by the Systat Parties; or (2) challenging the validity, enforceability, registrability or ownership of the Systat Intellectual Property or the Systat Parties’ rights with respect to the Systat Intellectual Property.

(vii) The Systat Parties have no obligation to compensate any Person for the use of the Products or Assets.

(viii) Section 6.1(b)(viii) of the Systat Disclosure Schedules sets forth all Open Source Software that is included in or integrated with (including as a programming dependency) the Products. No Open Source Software is incorporated (either directly by the Systat Parties, or indirectly, by the incorporation of Third Party Technology that itself incorporates Open Source Software) into or distributed with any of the Products: (1) in a manner that would grant or purport to grant to any Person any rights to or immunities under any of the Products, or (2) under any license requiring the Systat Parties to disclose or distribute the Source Code of any of the Products. The Systat Parties are in compliance with the terms of all licenses applicable to the Open Source Software used by the Systat Parties in connection with the Products, including all copyright notice and attribution requirements.

(c) Brokers and Finders. The Systat Parties have not incurred or taken any action that may give rise to any liability for brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by any of the Transaction Documents.

(d) Noncontravention. Neither the execution and delivery of this Agreement and the Transaction Documents, nor the consummation of the transactions contemplated hereby and thereby, will (i) conflict with or result in a violation or breach of, or default under, any provision of the Articles of Incorporation, by-laws, or other documents governing the incorporation of the Systat Parties; (ii) violate any constitution, statute, regulation, rule to which the Systat Parties are subject or, any injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court to which the Systat Parties are subject, or (iii) except as set forth on Section 6.1(d) of the Systat Disclosure Schedules conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, license, instrument, or other arrangement to which the Systat Parties are a party or by which they are bound or to which any of the Products or other Assets are subject (or result in the imposition of any security interest upon the Products or other Assets) and (iv) result in the creation or imposition of any encumbrance on the Products or Assets. No consent, approval, permit, governmental order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Systat Parties in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby.

(e) Section 6.1(e)(iv) of the Systat Disclosure Schedules sets forth the aggregate gross revenues received by the Systat Parties for the Products by region for the calendar years 2018, 2019 and for the three month period from January 1, 2020 through March 31, 2020 are substantially accurate revenue numbers for the Products.

(f) Customers; Resellers and Distributors.

(i) Section 6.1(f)(i) of the Systat Disclosure Schedules sets forth: (i) the contact information including, name, address, phone number, and email for each customer who accounted for at least $10,000 in gross revenues received by the Systat Parties for the Products for each of the two (2) most recent calendar years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer to the Systat Parties during such periods. None of the Systat Parties have received any notice, and has no reason to believe, that any of its Material Customers has ceased, or intends to cease after the Closing Date, to use the Products or to otherwise terminate or materially reduce their purchase of the Products. The Systat Parties have all necessary rights and consents to provide the information set forth on Section 6.1(f)(i) of the Systat Disclosure Schedules, and providing such information to Inpixon hereunder will not constitute a breach of any agreement between the Systat Parties and a Material Customer.

(ii) Section 6.1(f)(ii) of the Systat Disclosure Schedules sets forth: (1) each reseller or distributor of the Products who accounted for at least $10,000 in gross revenues received by the Systat Parties for the Products for each of the two (2) most recent calendar years (collectively, the “Material Subdistributors”); (2) the material terms and conditions upon which the Material Subdistributors have agreed to distribute the Products including any pricing discounts or other material obligations that the Systat Parties are required to comply with; and (3) the amount of revenue received from each Material Subdistributor during such periods. Except for such terminations that are contemplated by this Agreement as set forth on Schedule 6.1(b)(ii) of the Systat Disclosure Schedules, none of the Systat Parties to the best of their knowledge has received any notice, and has no reason to believe, that any of its Material Subdistributors has ceased, or intends to cease to distribute the Products in accordance with the terms set forth on Section 6.1(f)(ii) of the Systat Disclosure Schedules or to otherwise terminate or materially reduce its relationship with the Systat Parties. The Systat Parties have all necessary rights and consents to provide the information set forth on Schedule 6.1(f)(ii) and providing such information to Inpixon hereunder will not constitute a breach of any agreement between the Systat Parties and Material Subdistributor. To the extent not specified in Systat SigmaPlot Agreements , all licenses and other rights granted by Systat to Inpixon pursuant to this Agreement with respect to the SigmaPlot Software, including but not limited to the exclusive nature of the global rights and the right to develop the Software by Inpixon granted herein, shall be deemed to have been granted by Cranes to Systat under Systat SigmaPlot Agreements as necessary or required to permit the valid grant of all licenses and rights by Systat to Inpixon in accordance with the terms and conditions of this Agreement, without any requirement of executing any amendment agreement to the Systat SigmaPlot Agreements.

(g) No Expropriation. No notice or proceeding in respect of the expropriation of any of the Products or Assets has been given or commenced and there is not any intent or proposal to give any such notice or commence any such proceeding.

(h) Legal Proceedings; Governmental Orders. Except as set forth on Section 6.1(h) of the Systat Disclosure Schedules:

(i) There are no claims, actions, enforcement actions, penalty notices, cause of actions, demands, lawsuits, arbitrations, inquiries, audits, notice of violation, proceedings, litigations, citations, summons, subpoena, notice of assessment, notice or reassessment or investigation of any nature, civil, criminal, administrative, investigative, regulatory or otherwise, whether at law or in equity (“Actions”), pending or, to the knowledge of the Systat Parties threatened: (1) against or by the Systat Parties (including any affiliates or related parties) affecting any of Products or Assets; or (2) against or by the Systat Parties or any affiliate of the Systat Parties that concern the Products or Assets or challenges or seeks to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement and other Transaction Documents. No event has occurred or circumstances exist that may give rise to, or serve as a reasonable basis for, any such Actions.

(ii) There are no outstanding orders, writ, judgment, injunction, decree, stipulation, determination, award, decision, sanction or ruling entered by or with any Governmental Authority and no unsatisfied judgments, penalties or awards against or affecting the Products or Assets.

(i) Compliance With Laws; Permits.

(i) The Systat Parties have complied, and are now complying, with all laws applicable to the sale, distribution, and license of the Products and Assets in all material respects.

(ii) All licenses, franchises, approvals, authorizations, registrations, certificates, variances and similar rights obtained, or required to be obtained, from Governmental Authorities (“Permits”) required for the sale, distribution, and license of the Products and Assets have been obtained by it and are valid and in full force and effect. All fees and charges with respect to such Permits as of the date hereof have been, and as of the Closing Date will be paid in full. Section 6.1(i)(ii) of the Systat Disclosure Schedules lists all current Permits required for the sale and distribution of the Products, including the names of the Permits and their respective dates of issuance and expiration. No event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any Permit set forth in Section 6.1(i)(ii) of the Systat Disclosure Schedules.

(j) Full Disclosure. No representation or warranty by the Systat Parties in this Agreement or the other Transaction Documents and no statement contained in the Systat Disclosure Schedules to this Agreement or any certificate or other document furnished or to be furnished to Inpixon under this Agreement contains any untrue statement of a material fact, or omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

(k) Product Warranties. THE PRODUCTS AND SOFTWARE SOURCE ARE WARRANTED TO WORK IN CONFORMANCE WITH THE USER DOCUMENTATION SUPPLIED WITH THE PRODUCTS FOR A PERIOD OF ONE-HUNDERED EIGHTY DAYS (180) FROM THE DATE OF Delivery OF THE PRODUCTS AND SOFTWARE SOURCE TO INPIXON. The SYSTAT PARTIES’ EXCLUSIVE OBLIGATION, AND INPIXON’S EXCLUSIVE REMEDY, SHALL BE TO CURE ANY BREACH OF THE WARRANTY SET FORTH in this Section 6.1(K) WITHIN A COMMERCIALLY REASONABLE PERIOD OF TIME (THE “CURE PERIOD”), PROVIDED THAT INPIXON SHALL NOT BE RESPONSIBLE FOR ANY FEES OR COSTS THAT MAY BE INCURRED IN ANY RESPECT DUE TO ANY BREACH OF WARRANTY IN ACCORDANCE WITH THIS SECTION 6.1(k) AND SYSTAT PARTIES SHALL REIMBURSE INPIXON TO THE EXENT THAT ANY COSTS OR FEES MAY BE INCURRED.

(l) No Viruses in Products. None of the Products contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus”, “malware” or other software routines or hardware components designed to permit unauthorized access or to disable or erase software, hardware or data (“Viruses”). The Systat Parties have taken all reasonable steps necessary to prevent the introduction of Viruses into the Products.

(m) Taxes. Each of the Systat Parties shall be solely responsible for and pay all transfer, sales, use, excise, stamp duty and other Taxes due or payable by the Systat Parties and arising or resulting from the transactions contemplated by this Agreement, and shall, at their own expense, file all necessary returns, reports, claims or refunds, filings, declarations, information returns, or statement relating to Taxes that are required to be filed, recorded, or deposited with any Governmental Authority, including any attachment thereto or amendment thereof. Any stamp duty and other related charges payable in India, if any, in relation to the Transaction Documents, shall be the sole responsibility of the Systat Parties.

(n) Employee Matters. Each of the Systat Parties is in compliance with its duties and obligations under all applicable labor and employment-related laws, in any applicable jurisdiction, (including, but not limited to the United States, United Kingdom, Germany, and India) and including, but not limited to, employment standards, workers’ compensation, occupational health and safety, classification, accessibility, immigration, pay equity, and human rights to the extent applicable to the Systat Parties within any jurisdiction in which the Systat Parties operate (including, but not limited to the United States, United Kingdom, Germany, and India) and which the Systat Parties are required to comply with, arising from or as a result of the consummation of the transactions contemplated by the Transaction Documents. None of the Systat Parties is subject to nor will they or Inpixon become liable for any arrears of wages, penalties, fines, orders to pay, assessments, charges, damages or taxes for any failure by the Systat Parties to comply with any of the foregoing arising from or as a result of the consummation of the transactions contemplated by this Agreement. No facts exist which could reasonably be expected to give rise to any claims with respect to applicable labor and employment-related laws in any jurisdiction in which the Systat Parties operate or are otherwise subject to arising from or as a result of the consummation of the transactions contemplated by this Agreement.

6.2	Representations and Warranties of Inpixon. Inpixon represents and warrants to Systat, with the understanding and intent that the Systat Parties will rely on such representations and warranties upon entering into the Transaction Documents and in concluding the transactions contemplated hereby and thereby, that:

(a) Organization and Qualification. Inpixon is organized, validly existing and in good standing under the laws of the state of Nevada and in each of the jurisdictions in which Inpixon is qualified to do business. No steps or proceedings have been taken to authorize or require such discontinuance or dissolution or the bankruptcy, insolvency, liquidation or winding up of Inpixon. Inpixon has the corporate power and capacity to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on its business as it has been and is currently conducted.  All corporate actions taken by Inpixon in connection with this Agreement and the other Transaction Documents shall be duly authorized on or before the Closing Date. Inpixon has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents and to perform each of their respective obligations under the Transaction Documents. The Transaction Documents constitute valid and binding agreements of Inpixon enforceable against it in accordance with their terms, subject to (i) applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application with respect to creditors, (ii) general principles of equity and (iii) the power of a court to deny enforcement of remedies generally based upon public policy.

(b) Non contravention. Neither the execution and delivery of this Agreement and the Transaction Documents, nor the consummation of the transactions contemplated hereby and thereby, will (i) conflict with or result in a violation or breach of, or default under, any provision of the Articles of Incorporation, by-laws, or other documents governing the incorporation of Inpixon; (ii) violate any constitution, statute, regulation, rule to which the Inpixon is subject or, any injunction, judgment, order, decree, ruling, charge or other restriction of any government, governmental agency, or court, or (iii) conflict with, result in a breach of, constitute a default under, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under any agreement, contract, license, instrument, or other arrangement to which Inpixon is a party or that will have a Material Adverse Effect on Inpixon’s ability to carry out its obligations under the Transaction Documents. No consent, approval, permit, governmental order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Inpixon in connection with the execution and delivery of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby that will not be obtained on or prior to the Closing Date.

ARTICLE 7

Indemnification and Covenants

7.1	Indemnification by Systat Parties. The Systat Parties, which for purposes of this Section 7 shall include their officers, directors, and representatives, shall indemnify and agree to hold Inpixon (including its affiliates, related parties, officers, directors, agents, and other representatives) (“Inpixon Parties”) harmless from any and all losses, expenses, suits, demands, damages, liabilities, judgments, awards, costs, penalties, fines, taxes, and criminal or civil sanctions of any nature, including reasonable attorneys’ fees and court costs, and, to the extent applicable, cost of cover (collectively, “Losses”), arising from or related to any third party claim or action relating to: (i) the license, distribution or use of the Products or Assets prior to the Closing Date, (ii) a claim that the Products, the Software Source, or any other Systat Intellectual Property infringes any Intellectual Property rights of a third party, except where such claim of infringement is based on a modification of the Products or Software Source Modifications made by Inpixon, (iii) any material inaccuracy in or breach of any representation and warranties of the Systat Parties or Starcom contained in the Transaction Documents, (iv) any breach or non-fulfillment of any covenant, agreement or obligations to be performed by the Systat Parties or Starcom pursuant to the Transaction Documents, and (v) except for such modifications or amendments to the Systat SigmaPlot Agreements described herein, any termination, amendment or other modification to the Systat Distribution Agreements or other action that results in the termination or revocation of the rights granted to Inpixon pursuant to this Agreement for any reason other than in accordance with Article 5 of this Agreement (each, an “Action”).

7.2	Indemnification Procedure. Inpixon shall promptly notify Systat in writing of any Action and the reasons why indemnification is appropriate, and cooperate with the Systat Parties at the Systat Parties’ sole cost and expense. Subject to provisions addressing the rights to enforce the rights granted pursuant to this Agreement, at Inpixon’s sole and absolute discretion, the Systat Parties shall immediately take control of the defense and investigation of the Action and shall employ counsel reasonably acceptable to Inpixon, to handle and defend the Action, at the Systat Parties’ sole cost and expense. Systat shall not settle any Action in a manner that adversely affects the rights of any of the Inpixon Parties without Inpixon’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Inpixon’s failure to perform any obligations under this paragraph shall not relieve the Systat Parties’ of their obligation hereunder except to the extent that the Systat Parties can demonstrate that they have been materially prejudiced as a result of the failure. Inpixon Parties may participate in and observe the proceedings at its own cost and expense with counsel of its own choosing. In Inpixon’s sole discretion, upon written notice to Systat, Inpixon shall have the right to offset any Losses, on a dollar for dollar basis, against the amount owed, or to be owed, by Sysorex to Systat under any Partitioned Note (as defined in the License Note Assignment) conveyed or to be conveyed to Systat pursuant to the License Note Assignment, so long as such Partitioned Note remains outstanding (the “Offset Right”). To the extent Inpixon exercises the Offset Right, the amount of any Losses made subject to the Offset Right shall first reduce, on a dollar for dollar basis, the amount owed by Sysorex to Systat under any Partitioned Note not yet conveyed to Systat pursuant to the License Note Assignment (the “Retained Partitioned Notes”), and shall reinstate a payment obligation of Sysorex to Inpixon under the Original Note (as defined in the License Note Assignment) in an amount equal to such Losses, which shall concurrently reduce the amount owed by Sysorex to Systat under the applicable Retained Partitioned Note by an amount equal to such Losses (the “Offset Procedure”). If, as a result of the Offset Procedure, the amount that would have been payable by Sysorex to Systat pursuant to the Retained Partitioned Notes is reduced to zero, and Inpixon has Losses unrecouped by the Offset Procedure, then Inpixon shall next apply the Offset Procedure to any outstanding Partitioned Note previously conveyed to Systat pursuant to the License Note Assignment. Systat shall inform Inpixon in writing promptly upon satisfaction in full of Systorex’s obligations under any Partitioned Note held by Systat.

7.3	Insurance. Systat shall, at its sole cost and expense, obtain, pay for and maintain in full force and effect commercial general liability, Intellectual Property infringement, and indemnity insurance and other insurance in commercially reasonable and appropriate amounts as required by Inpixon to provide coverage concerning product sales covered by the Products and contractual liability coverage for the defense and indemnification obligations under this Agreement. Systat shall name Inpixon and its subsidiaries named in each policy as an additional insured. Within ten (10) days of a request by Inpixon, the Systat Parties shall provide certificates of insurance or other reasonable written evidence of all coverages described in this paragraph. Additionally, the Systat Parties shall provide Inpixon with written notice at least sixty (60) days prior to cancelling, not renewing, or materially changing such insurance.

7.4	Limitation of Liability. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER PARTY UNDER OR IN CONNECTION WITH THIS AGREEMENT FOR ANY LOSS OF PROFIT OR ANY OTHER COMMERCIAL DAMAGE INCLUDING, WITHOUT LIMITATION, INCIDENTAL, CONSEQUENTIAL, SPECIAL, EXEMPLARY, PUNITIVE OR OTHER INDIRECT DAMAGES OF ANY NATURE, FOR ANY REASON WHATSOEVER INCLUDING, WITHOUT LIMITATION, A BREACH OF THIS AGREEMENT, or THE EXPIRATION OR ANY TERMINATION OF THIS AGREEMENT, WHETHER SUCH LIABILITY IS ASSERTED ON THE BASIS OF CONTRACT, TORT (INCLUDING NEGLIGENCE OR STRICT LIABILITY) OR OTHERWISE, EVEN IF IT HAS BEEN WARNED OF THE POSSIBILITY OF SUCH DAMAGES. In addition, Inpixon’s TOTAL AGGREGATE LIABILITY TO THE Systat Parties OR ANY OTHER PERSON FOR ANY AND ALL CLAIMS AND DAMAGES ARISING FROM OR OUT OF THIS AGREEMENT (WHETHER ARISING UNDER CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE) SHALL IN NO EVENT EXCEED the amount of the Cash Consideration AND SYSTAT PARTIES’ TOTAL AGGREGATE LIABILITY TO INPIXON OR ANY OTHER PERSON FOR ANY AND ALL CLAIMS AND DAMAGES ARISING FROM OR OUT OF THIS AGREEMENT (WHETHER ARISING UNDER CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE) SHALL IN NO EVENT EXCEED THE TOTAL CONSIDERATION.

ARTICLE 8

Closing Conditions

8.1	Closing Date. The closing of the transactions pursuant to this Agreement (the “Closing”) shall take place on the Closing Date, or such other date as the Parties shall agree to, remotely via the exchange of scanned or facsimile documents and executed signature pages.

8.2	Closing Deliveries and Conditions of the Systat Parties. The Closing shall be subject to the delivery or receipt by the Systat Parties of:

(a)	in an electronic format, customer data including but not limited to lists of all prospective customers, Material Customers and other customer names in the Territory as of the Closing Date; including the full active and inactive customer lists and prospective customer lists for the Products held or maintained by all of the Systat Parties, which shall contain the name, address, organization, phone number and, if available, the internal department fax number and email address of the prospects or customers listed therein, work in progress issue tickets, communication history with customers, feature request databases and development roadmaps (“Customer Information”);

(b)	in an electronic format, any marketing materials for the Products that exist and are in their possession, including but not limited to advertisements, web site material and brochures (hereinafter collectively called “Marketing Material”) to be delivered to Inpixon. Systat Parties shall also provide Inpixon in electronic format, with any training materials Systat Parties may have for the Products;

(c)	a copy of the current version of the Products, the Software Source, the Systat Intellectual Property (to the extent capable of being embodied in tangible form, and if not embodied in tangible form, described in sufficient detail in a written document to enable Inpixon to use and exploit the applicable Systat Intellectual Property in accordance with the terms set forth herein), the User Documentation, all documentation related to the Systat Proprietary Technology, documentation describing in reasonable detail all current Product roadmaps, as well as applicable Product roadmaps for the immediately prior two (2) years, and all feature requests relating to the Products, to be delivered to Inpixon;

(d)	the License Note Assignment and Intercreditor Agreement, duly executed by the Parties and Sysorex;

(e)	the Partitioned Note (as defined in the License Note Assignment), duly executed by Sysorex; and

(f)	evidence of approval of the Transaction Documents by the Board of Directors for each of the Systat Parties;

(g)	evidence of payment or other satisfaction of all of the outstanding accounts receivable obligations set forth on Schedule 8.2(f);

(h)	evidence of Intellectual Property liability and indemnity insurance in such amounts and meeting such requirements as specified by Inpixon;

(i)	receipt by Systat of the Closing Consideration;

(j)	the Partitioned Note duly executed by Sysorex; and

(k)	the Termination & Assignment Agreement, duly executed by the Parties and Starcom in substantially the form attached hereto as Exhibit D (“Starcom Termination Agreement”).

8.3	Closing Deliveries and Conditions of Inpixon. The Closing shall be subject to the delivery or receipt by Inpixon of:

(a)	receipt of the Customer Information, Marketing Material and other material set forth in Section 8.2(c) of this Agreement;

(b)	the License Note Assignment and Intercreditor Agreement, duly executed by the Parties;

(c)	receipt of assignments of the Systat Distribution Agreements with respect to each of the Material Subdistributors;

(d)	receipt of assignments of the Systat Customer Contracts with respect to each of the Material Customers;

(e)	delivery of the Closing Consideration;

(f)	delivery of a notice to the Systat Parties that Inpixon has accepted the Products and Software Source in accordance with Section 2.4; and

(g)	the Starcom Termination Agreement, duly executed by the Parties and Starcom.

ARTICLE 9

Covenants

9.1	Covenant not to Use. During the License Term, except as set forth in Section 2.12 herein, none of the Systat Parties including any direct or indirect subsidiaries, affiliates or related parties will use, modify, enhance, distribute, market, sell, or license the Products, Systat Intellectual Property or Software Source (including for the development of a software product or consulting services). In addition, the Systat Parties agree that any sales inquiries received by the Systat Parties from any Person for the license or purchase of the Products during the License Term will be directed to Inpixon within five (5) business days of any of the Systat Parties receipt of the first inquiry from such Person.

9.2	Customer Revenue. Following the Closing Date, the Systat Parties will ensure that any Customer Maintenance revenue, license fees, including new license fees or license renewal fees, or other fees or payments relating to the Systat Customer Contracts and/or Systat Distribution Agreements that have been assigned to and assumed by Inpixon, that are received by any of the Systat Parties after the Effective Date will be delivered to Inpixon.

9.3	Confidentiality. From and after the Effective Date, each of the Parties shall cause its affiliates and representatives to hold in confidence any and all documents and information, whether written or oral, furnished by or on behalf of the other Party in connection with the transactions contemplated hereby pursuant to the terms of that certain Non-Disclosure Agreement, dated January 15, 2019, between Systat and Inpixon (the “Confidentiality Agreement”), the terms of which are herein incorporated by reference, and which shall continue in full force and effect during the License Term.

9.4	Systat SigmaPlot Agreements. Systat Parties hereby covenants that all licenses and rights granted by Systat to Inpixon with respect to SigmaPlot Software under this Agreement, if not specifically covered in the Systat Sigmaplot Agreements, then such licenses and rights shall be deemed to have been granted by Cranes to Systat under the SigmaPlot Agreements without any requirement of executing any amendment agreement to the Systat SigmaPlot Agreements, and upon execution of this Agreement, Systat SigmaPlot Agreements shall be deemed to have been mutatis mutandis amended to align with this Agreement. Systat Parties, further covenant that in the event of any conflict between the licenses, rights granted to Systat by Cranes pursuant to the Systat SigmaPlot Agreements and the rights granted herein, the licenses and rights granted herein shall supersede. Systat Parties agrees that upon the request of Inpixon, the Systat Parties shall promptly take such reasonable further actions, including execution and delivery of all appropriate instruments, letters, deeds, agreements etc., as may be necessary to give effect to the aforesaid understanding. Systat Parties hereby also agree that they will inter se agree upon any revisions in the consideration payable under the Systat SigmaPlot Agreements to ensure that Cranes receives adequate consideration for any additional right vested by Cranes with Systat pursuant to this Agreement.

The Systat Parties confirm that that no fees are outstanding between such parties in connection with the Systat SigmaPlot Agreements and will ensure to maintain compliance with any applicable requirements of the Foreign Exchange Management Act or any other applicable Governmental Authority in all material respects, and under no circumstances whatsoever, will Cranes have any kind of recourse to Inpixon for any delay or default in payment of any fees or other dues that are required or may be required to be paid inter se between the Systat Parties, any third party, the Foreign Exchange Management Act or any other applicable Governmental Authority in connection with the Systat SigmaPlot Agreements.

9.5	Change in Control. The Systat Parties shall provide Inpixon with no less than 15 days advance written notice prior to entering into any agreement or consummating any transaction which shall result in the (a) consolidation, merger or reorganization of Systat with or into another corporation or entity; (b) creation of a new majority interest in, or change in majority ownership of Systat; or (c) sale of all or substantially all of Systat assets to any third party (“Change in Control”). Each of the Systat Parties shall take all such action as shall be necessary to ensure that any successor to any of the Systat Parties following a Change in Control shall be bound by and subject to the terms, conditions and obligations of the Systat Parties set forth in the Transaction Documents.

9.6	Further Assurances. Without limiting Systat’s obligations hereunder, Systat covenants and agrees to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, and to execute, or cause to be executed, all such documents as may be necessary, proper or advisable, to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement and to otherwise implement the provisions of this Agreement fully and effectively.

ARTICLE 10

General Provisions

10.1	Public Announcements. Each party may provide the other party with a draft of a press release or other public announcement for review at least three (3) business days prior to the time that such press release or other public announcement is to be made. Failure to provide comments back to the other party within two (2) business days of receipt of the draft release or announcement will be deemed consent to the public disclosure of such press release or other public announcement and the content thereof, so long as the reviewing party’s name is not included in the release or announcement. Notwithstanding anything to the contrary in this Section 10.1, no party shall issue a press release or other public announcement that includes the name of the other party without the prior written consent of such other party (which consent may be withheld in such non-consenting party’s sole discretion); provided, however, that Inpixon may make such public filings or disclosures as may be required to satisfy any rules or regulations of the Securities & Exchange Commission or any securities market or exchange on which Inpixon’s securities are listed or traded.

10.2	Notices. All notices, Consents, waivers, demands and other communications required or permitted by this Agreement shall be in writing and shall be sent by email as follows:

INPIXON:

Inpixon
2479 E. Bayshore Rd.

Palo Alto, CA

E-mail: melanie.figueroa@inpixon.com; notices@inpixon.com
Attn: Melanie Figueroa, General Counsel

With concurrent copies, which shall not constitute notice, to:

Greenberg Traurig, LLP

Attention: Kevin Friedmann, Esq.

Email Address: friedmannk@gtlaw.com

Systat Parties:

****

With a copy, which shall not constitute notice, to:

****

All such notices, Consents, waivers, demands and other communications shall be deemed to have been duly given on the business day sent (or next business day if not sent on a business day or not sent during normal business hours of the recipient) by email to the designated email address set forth above (or to such other email address as a party may designate by written notice to the other parties), provided the sender produces a record of transmission if requested by the addressee.

10.3	Enforcement of Agreement. Each Party hereto acknowledges and agrees that the other Party would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by either Party could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which each Party may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

10.4	Waiver; Extension; Remedies Cumulative. The rights and remedies of the Parties to this Agreement are cumulative and not alternative. Neither any failure nor any delay by any Party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. At any time prior to the completion of the Closing, the Parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of the Party to be charged with such waiver or for whose benefit the covenant or condition exists, but such extension or waiver or failure or delay to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

10.5	Entire Agreement. This Agreement, together with its Exhibits and Schedules, the Transaction Documents, and the Confidentiality Agreement, constitute the entire agreement between the Parties with respect to the subject matters hereof and thereof and cancels and supersedes any prior understandings, agreements, negotiations and discussions between the Parties with respect thereto.

10.6	Amendment. No amendment or waiver of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties.

10.7	Assignments, Successors and No Third-Party Rights. During the License Term, except as permitted in accordance with the terms of the Transaction Documents, no Party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other, except to a designated direct or indirect subsidiary, affiliate or related party, or as otherwise provided in this Agreement. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon and inure to the benefit of the successors and permitted assigns of the Parties. Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties to this Agreement, or any indemnified party pursuant to ARTICLE 7, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement, except such rights as shall inure to a successor or permitted assignee pursuant to this Section 10.7.

10.8	Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

10.9	Construction. The headings of Articles and Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to “Articles,” “Sections” refer to the corresponding Articles and Sections of this Agreement and the Exhibits and Schedules. This Agreement was negotiated by the Parties with the benefit of legal representation, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party shall not apply to any construction or interpretation hereof. As used herein, the term “including” shall be deemed to mean “including, without limitation”, if not so specified.

10.10	Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

10.11	Governing Law; Jurisdiction. This Agreement will be governed by and construed under the laws of the State of California without regard to conflicts-of-laws principles that would require the application of any other Law. Any proceeding arising out of or relating to this Agreement or any other Transaction Document shall be brought in the state or federal courts located in San Francisco or Santa Clara County, California, and each Party irrevocably submits to the exclusive jurisdiction of each such court in any such proceeding, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the proceeding shall be heard and determined only in any such court and agrees not to bring any proceeding arising out of or relating to this Agreement or any other Transaction Document in any other court.

10.12	Execution of Agreement. This Agreement may be executed in one (1) or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. The exchange of copies of this Agreement and of signature pages by facsimile or email transmission shall constitute effective execution and delivery of this Agreement as to the Parties and may be used in lieu of the original Agreement for all purposes. Signatures of the Parties transmitted by facsimile or email shall be deemed to be their original signatures for all purposes.

10.13	No Representative. Except as set forth in Section 2.15 of this Agreement, nothing contained in this Agreement, nor any action taken by any Party to this Agreement, shall be deemed to constitute the other Party (or any of the other party’s employees, agents, or representatives) an employee, agent, or legal representative of the Party, nor to create any, joint venture, association, or syndicate among or between the Parties, nor to confer on either party any express or implied right, power or authority to enter into any agreement or commitment on behalf or (nor to impose any obligation upon) the other Party.

10.14	Bankruptcy. All rights and licenses granted by the Systat Parties under this Agreement are and will be deemed to be rights and licenses to “intellectual property” as such term is used in, and interpreted under, Section 365(n) of the United States Bankruptcy Code (the “Bankruptcy Code”) (11 U.S.C. § 365(n)). Inpixon has all rights, elections, and protections under the Bankruptcy Code and all other bankruptcy, insolvency, and similar laws with respect to the Agreement, and the subject matter hereof. Without limiting the generality of the foregoing, the Systat Parties acknowledge and agrees that, if the Systat Parties or their estate shall become subject to any bankruptcy or similar proceeding, subject to Inpixon’s rights of election under Section 365(n), all rights, licenses, and privileges granted to Inpixon under this Agreement will continue subject to the respective terms and conditions hereof, and will not be affected. If the Systat Parties or any successor rejects this Agreement, as provided in the Bankruptcy Code, Inpixon shall be entitled to a complete duplicate of, or complete access to, as appropriate, all such intellectual property and embodiments of intellectual property, which, if not already in Inpixon’s possession, shall be promptly delivered to Inpixon or its designee, unless the Systat Parties elects to and does in fact continue to perform all of its obligations under this Agreement.

10.15	Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees, disbursements and charges of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing Date shall have occurred.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS HEREOF, the Parties represent and warrant that this Agreement is executed by duly authorized representatives of each Party on the date set forth below.

INPIXON		CRANES SOFTWARE INTERNATIONAL LTD.

By:	/s/ Nadir Ali	By:	/s/ Asif Khader
Name:	Nadir Ali	Name:	/s/ Asif Khader
Title:	CEO	Title:	Managing Director
Date:	June 19, 2020	Date:	June 19, 2020

SYSTAT SOFTWARE, INC.

		By:	/s/ Tanveer A. Khader
		Name:	Tanveer A. Khader
		Title:	Vice President
		Date:	June 19, 2020